EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges
Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies
(Unaudited)

	Three Months Ended June 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income before cumulative effect of accounting change	$295	$316
Undistributed equity earnings	(16)	(10)

Total earnings	279	306

Income taxes	181	182

Fixed charges:
Interest expense including amortization of debt discount	124	137
Portion of rentals representing an interest factor	67	10

Total fixed charges	191	147

Earnings available for fixed charges	$651	$635

Ratio of earnings to fixed charges	3.4	4.3